UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)

Radcom Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M8186511 1
(CUSIP Number)

October 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)
_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Orington Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 292,398
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 292,398
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,398
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. M8186511 1	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Finsbury Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 292,398
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 292,398
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,398
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. M8186511 1	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: Radcom Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 24 Raoul Wallenberg Street Tel Aviv 69719, Israel

Item 2(a).
Name of Person Filing:

Orington Holdings Limited (“Orington”) and its sole shareholder Finsbury Holdings Limited (“Finsbury”, and together with Orington, the “Reporting Persons”) are jointly filing this Amendment No. 1 to the Schedule 13G originally filed by them on October 19, 2010.  On October 12, 2013, the warrants to purchase 97,466 Ordinary Shares (as defined in Item 2(d) below) held by the Reporting Persons expired unexercised. As a result, the beneficial ownership of the Reporting Persons has ben reduced below 5%.

Item 2(b).	Address of Principal Business Office or, if none, Residence: With respect to each of the Reporting Persons: 50 Town Range Suites 7b & 8b Gibraltar
Item 2(c).	Citizenship: With respect to each of the Reporting Persons: Gibraltar

Item 2(d).	Title of Class of Securities: Ordinary Shares, par value NIS 0.20 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number: M8186511 1

CUSIP No. M8186511 1	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: With respect to each of the Reporting Persons: 292,398 Ordinary Shares*
(b)
Percent of class:
With respect to each of the Reporting Persons:
3.7% (based on 8,002,551 outstanding Ordinary Shares of the Issuer as of March 24, 2014 (based on information reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 26, 2014))

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Orington: 292,398* Finsbury: none
	(ii)	Shared power to vote or to direct the vote Orington: none Finsbury: 292,398*
	(iii)	Sole power to dispose or to direct the disposition of Orington: 292,398* Finsbury: none
	(iv)	Shared power to dispose or to direct the disposition of Orington: none Finsbury: 292,398*

*Consists of 292,398 Ordinary Shares that are held directly by Orington, which is controlled by its sole shareholder, Finsbury, which shares beneficial ownership with respect to such Ordinary Shares by virtue of such control relationship.

CUSIP No. M8186511 1	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 292,398 Ordinary Shares reported herein.  Such interest does not, with respect to any person, relate to more than 5 percent of the Ordinary Shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.
Item 8.	Identification and Classification of Members of the Group.
          If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.
Item 9.	Notice of Dissolution of Group.
          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not applicable.
Item 10.	Certifications.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M8186511 1	Page 7 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORINGTON HOLDINGS LIMITED

Dated: April 2, 2014	By:	/s/ Maurice Albert Perera
Name: Maurice Albert Perera
Title: Alternate Director

FINSBURY HOLDINGS LIMITED

Dated: April 2, 2014	By:	/s/ William Cid de La Paz
Name: William Cid de La Paz
Title: Director of Finsbury Corporate Services Ltd, director of Finsbury Holdings Ltd

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).